                                      FILED BY WEB STREET, INC. PURSUANT TO RULE
                                            425 UNDER THE SECURITIES ACT OF 1933
                                                                SUBJECT COMPANY:
                                              WEB STREET, INC., FILE NO. 0-27705

FOR IMMEDIATE RELEASE

E*TRADE Media Contact
---------------------
Heather Fondo
E*TRADE Group, Inc.
650-331-5774
hfondo@etrade.com

Webstreet Contact
-----------------
Beth Saunders
312-587-0780, Ext. 281



    E*TRADE AND WEB STREET ANNOUNCE COMMENCEMENT OF E*TRADE'S EXCHANGE OFFER


Menlo Park, CA and Chicago, IL, June 11, 2001 - E*TRADE Group, Inc. (NYSE: ET) and Web Street, Inc. (Nasdaq: WEBS) announced today that E*TRADE, through a wholly owned subsidiary, commenced its previously announced exchange offer for shares of Web Street common stock.

     Web Street's board of directors has voted to recommend that Web Street's stockholders accept the offer in which E*TRADE will exchange 0.1864 share of E*TRADE common stock for each outstanding share of Web Street common stock that is validly tendered and not properly withdrawn. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on June 29, 2001, unless extended.

     Web Street stockholders are urged to read the prospectus and the solicitation/ recommendation statement relating to the offer and the merger. These documents contain important information. Web Street stockholders can obtain these documents, as well as the E*TRADE documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission's web site at http://sec.gov. These documents are also available from E*TRADE without charge upon request to its information agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, banks and brokers call collect: (212) 750-5833, all others call toll free: (888) 750-5834.
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About E*TRADE
-------------

E*TRADE is a global leader in online personal financial services, offering value-added investing, banking and research features, premium customer service and a redundant, proprietary Stateless Architecture(R) infrastructure. In addition to the U.S., E*TRADE presently serves customers in Australia, Canada, Denmark, Hong Kong, Israel, Korea, Japan, Norway, South Africa, Sweden, and the U.K. through branded web sites. E*TRADE Securities, Incorporated (Member NASD/SIPC), and its parent company, E*TRADE Group, Inc., have offices in Northern California, New York City and in other major business centers in the U.S. and worldwide.

About Web Street
----------------

Web Street Securities serves the needs of individual investors, primarily in the United States and Europe, by delivering streaming, real-time quotes, quick trade confirmations and real-time portfolio updates, along with superior 24-hour customer service. Web Street Securities is headquartered in Chicago, with Financial Services Centers in Boston, Beverly Hills, Denver, and coming soon to San Francisco. For more information, visit www.webstreet.com or call 1-800-WEBTRADE (1-800-932-8723) or at 312-775-6700.

                                     # # #

Important Notice

E*TRADE, the E*TRADE logo and Stateless Architecture are registered trademarks of E*TRADE Securities, Inc. The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially.
The uncertainties and risks include, but are not limited to, failure of the transaction to close due to the failure to obtain regulatory or other approvals, failure of the Web Street stockholders to approve the merger, if that approval is necessary, the risk that the Web Street business will not be integrated successfully and unanticipated costs of such integration, changes in market activity, anticipated increases in the rate of new customer acquisition, seasonality, the development of new products and services, the enhancement of existing products and services, competitive pressures (including price competition), system failures, economic and political conditions, changes in consumer behavior and the introduction of competing products having technological and/or other advantages. For a detailed discussion of these and other cautionary statements, please refer to the registration statement filed by E*TRADE with the SEC relating to this transaction. Further information about these risks and uncertainties can be found in the companies' respective Forms 10K and 10Q filed with the SEC. System response and account access time may vary due to market conditions, trading volume, system performance and other factors.

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